SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F       T              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No       T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 14, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 14, 2008, the Company reported that on May 13, 2008 it has acquired shares of IRSA Inversiones y Representaciones Sociedad Anónima in the New York Stock Exchange, as described in the following chart:

Irsa

					Outstanding Shares:		578,676,460.00

Trade Date	Settle date	Type	Market	Type of Operation	Quantity	Price	Net	Balance (shares)%
					Balance as of 30/04/08		200,812,028.0

ADR
13/05/08	16/05/08	IRSA ADR	NYSE	Buy	16,000,000.0	14.59	23,401,604.00	216,812,028.0	2.7649
13/05/08	16/05/08	IRSA ADR	NYSE	Buy	1,845,000.0	13.77	2,547,022.50	218,657,028.0	0.3188

					Balance as of 31/05/08:		218,657,028.0		37.7857

Such shares represent a 3.0837611% of IRSA’s outstanding capital stock, increasing the Company’s total direct and indirect interest in IRSA up to 41.566% as of May 13, 2008.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 27, 2008